EXHIBIT 99.1

March 8, 2006

Carrizo Oil & Gas, Inc.

1000 Louisiana Street, Suite 1500

Houston, Texas 77002

Gentlemen:

At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Carrizo Oil & Gas, Inc. (Carrizo) as of December 31, 2005. The subject properties are located in the states of Louisiana and Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future price and cost parameters.

The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. December 31, 2005 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from December 31, 2005 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Leasehold and Royalty Interests of

Carrizo Oil & Gas, Inc.

As of December 31, 2005

	Proved
	Developed			Total Proved
	Producing	Non-Producing	Undeveloped
Net Remaining Reserves
Oil/Condensate – Barrels	278,321	129,476	198,840	606,637
Plant Products – Barrels	76,783	110,607	35,508	222,898
Gas – MMCF	9,146	6,910	4,943	20,999

Income Data ($M)
Future Gross Revenue	$90,786.7	$71,056.6	$58,899.4	$220,742.7
Deductions	15,740.9	6,695.6	17,680.2	40,116.7

Future Net Income (FNI)	$75,045.8	$64,361.0	$41,219.2	$180,626.0

Discounted FNI @ 10%	$64,573.0	$44,452.9	$32,070.9	$141,096.8

Carrizo Oil & Gas, Inc.

March 8, 2006

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 81 percent and liquid hydrocarbon reserves account for the remaining 19 percent of total future gross revenue from proved reserves.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definitions of proved reserves are included in the section entitled “Petroleum Reserves Definitions” which is attached with this report.

The proved and probable developed non-producing reserves included herein are comprised of shut-in and behind pipe categories. The various reserve status categories are defined in the section entitled “Petroleum Reserves Definitions” which is attached with this report.

Estimates of Reserves

In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Carrizo.

Carrizo Oil & Gas, Inc.

March 8, 2006

The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

Hydrocarbon Prices

Carrizo furnished us with hydrocarbon prices in effect at December 31, 2005 and with its forecasts of future prices which take into account SEC and Financial Accounting Standards Board (FASB) rules, current market prices, contract prices, and fixed and determinable price escalations where applicable.

In accordance with FASB Statement No. 69, December 31, 2005 market prices were determined using the daily oil price or daily gas sales price (“spot price”) adjusted for oilfield or gas gathering hub and wellhead price differences (e.g. grade, transportation, gravity, sulfur and BS&W) as appropriate. Also in accordance with SEC and FASB specifications, changes in market prices subsequent to December 31, 2005 were not considered in this report.

For hydrocarbon products sold under contract, the contract price including fixed and determinable escalations, exclusive of inflation adjustments, was used until expiration of the contract. Upon contract expiration, the price was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

Costs

Operating costs for the leases and wells in this report are based on the operating expense reports of Carrizo and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

Development costs were furnished to us by Carrizo and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage are significant. At the request of Carrizo, their estimate of zero abandonment costs after salvage value for onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for Carrizo’s estimate.

Current costs were held constant throughout the life of the properties.

General

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Carrizo owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were

Carrizo Oil & Gas, Inc.

March 8, 2006

any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Carrizo has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Carrizo were accepted without independent verification. The estimates presented in this report are based on data available through December 2005.

Carrizo has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

This report was prepared for the exclusive use and sole benefit of Carrizo Oil & Gas, Inc. and may not be put to other use without our prior written consent for such use. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.

Michael F. Stell, P.E.
Senior Vice President

MFS/pl